Changes in Affiliates (New Affiliate)

POREKA Co. is a new affiliate company of the POSCO Group. POSCO owns 100% percent of the total issued and outstanding shares of POREKA Co.

Company to be affiliated:

• Company Name: POREKA Co.

• Total Assets (KRW): 1,000,000,000

• Total Shareholders’ Equity (KRW): 1,000,000,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 1,000,000,000

• Current total number of affiliated companies: 139